As filed with the Securities and Exchange Commission on August ___, 1999
                             Commission File No. 34-

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                 --------------

                                   FORM 10-SB
      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                           ORION RESEARCH GROUP, INC.
      (Exact name of small business registrant as specified in its charter)


        Nevada                                                  88-0372579
 (State or jurisdiction of                                   (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                 504 Mueller Lane, Minden NV 89423 775.782.4003
          (Address and telephone number of principal executive offices)

Securities to be registered under Section 12(b) of the Act:

 Name of exchange on which                       Name of exchange of which
Title of each class to be so registered          each class is to be registered

       NONE                                         NOT APPLICABLE



Securities to be registered under Section 12(g) of the Act:

      Common Stock, par value of $0.01 per share


         Herman Herbig, 504 Muller Lane, Minden NV 89423 (702) 782-4003
            (Name, address and telephone number of agent for service)

                                   Copies to:
                             Richard Braucher, Esq.
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922

PART I

ITEM 1

DESCRIPTION OF THE BUSINESS

General

Orion Research Group, Inc. (herein "Orion") was incorporated on December 5, 1996 under the laws of the State of Nevada. In December, 1996, pursuant to subscription agreements, Orion sold 250,000 shares of its common stock to 25 investors for $2,500.00 cash. Orion had not yet engaged in any business operations. The business purpose of Orion was, and remains, to seek out and obtain an acquisition, merger or outright sale transaction, whereby its shareholders would benefit.

Orion's management has decided to voluntarily file this registration statement with the SEC and cause Orion to become subject to the SEC's reporting requirements under the Securities Act of 1934. These actions are being taken:
(1) so that Orion's financial information will be equally available to all interested parties and investors; (2) to meet certain listing requirements for publicly traded securities; and (3) in order that Orion might be potentially more attractive to a private business that has an interest in becoming a reporting company be means of merging or otherwise affiliating itself with Orion.

Proposed Business

Orion  intends to locate and combine with an existing,  privately-held  company, which is profitable, or, in management's view, has growth potential, irrespective of the industry in which it is engaged. However, Orion does not intend to combine with a private company that may be deemed to be an investment company subject to the Investment Company Act of 1940. A combination may be structured as a merger, consolidation, exchange of Orion's common stock for stock or assets or any other form that will result in the combined enterprise's becoming a publicly-held corporation.

Pending negotiation and consummation of a combination, Orion anticipates that it will have, aside from carrying on its search for a combination partner, no business activities, and, thus, will have no source of revenue. Should Orion incur any significant liabilities prior to a combination with a private company, it may not be able to satisfy such liabilities as they are incurred.

If Orion's management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently terminated, it is foreseeable that such efforts will exhaust Orion's ability to continue to seek such combination opportunities before any successful combination can be consummated. In that event, Orion's common stock will become worthless and holders of Orion's common stock will receive a nominal distribution, if any, upon Orion's liquidation and dissolution.

Combination Suitability Standards

         In its pursuit for a combination partner, Orion's management intends to consider only combination candidates which are profitable or, in management's view, have growth potential. Orion's management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any combination candidate that does not furnish Orion with audited financial statements for at least its most recent fiscal year and unaudited financial statements for interim periods subsequent to the date of such audited financial statements, or is in a position to provide such financial statements in a timely manner. In the event such a combination candidate is engaged in a high technology business, Orion may obtain reports from independent organizations of recognized standing covering the technology being developed and/or used by the candidate. Orion's limited financial resources may make the acquisition of such reports difficult or even impossible to obtain and, thus, there can be no assurance that Orion will have sufficient funds to obtain such reports when considering combination proposals or candidates. To the extent Orion is unable to obtain the advice or reports from experts, the risks of any combined enterprise's being unsuccessful will be increased. Furthermore, to the knowledge of Orion's officers and directors, neither the candidate nor any of its directors, executive officers, principal shareholders or general partners:

     (1) will have been convicted of securities fraud, mail fraud, tax fraud, embezzlement, bribery, or a similar criminal offense involving misappropriation or theft of funds, or be the subject of a pending investigation or indictment involving any of those offenses;

     (2) will have been subject to a temporary or permanent injunction or restraining order arising from unlawful transactions in securities, whether as issuer, underwriter, broker, dealer, or investment advisor, may be the subject of any pending investigation or a defendant in a pending lawsuit arising from or based upon allegations of unlawful transactions in securities; or

     (3) will have been a defendant in a civi1 action which resulted in a final judgement against it or him awarding damages or rescission based upon unlawful practices or sales of securities.
                                                                               2

         Orion's officers and directors will make these determinations by asking pertinent questions of the management and/or owners of prospective combination candidates. Such persons will also ask pertinent questions of others who may be involved in the combination negotiations or proceedings. However, the officers and directors of Orion will not generally take other steps to verify independently information obtained in this manner which is favorable. Unless something comes to their attention that puts them on notice of a possible disqualification that is being concealed from them, such persons will rely on information received from the management of the prospective combination candidate and from others who may be involved in the combination proceedings.

         Orion has no employees.

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with Orion's financial statements and the notes associated with them as set forth elsewhere in this document. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. This discussion represents only the best present assessment by the management of Orion.


Caution Regarding Forward-Looking Information

This registration statement contains certain forward-looking statements and information relating to Orion that are based on the beliefs of Orion or its management as well as assumptions made by and information currently available to Orion or its management. When used in this document, the words "anticipate", "believe", "estimate", "expect" and "intend" and similar expressions, as they relate to Orion or its management, are intended to identify forward-looking statements. Such statements reflect the current view of Orion or its management regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, the forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.


Company's History

Orion Research Group, Inc. was incorporated on December 5, 1996 under the laws of the State of Nevada. In December, 1996, pursuant to subscription agreements, Orion sold 250,000 shares of its restricted, unregistered common stock to 25 investors for $2,500.00 cash. All of the investors are still shareholders of Orion,

Discussion of Financial Condition

Orion currently has no revenues, no operations and owns no assets. Orion will remain illiquid until such time as a business combination transaction occurs, if ever. No prediction of the future financial condition of Orion can be made.

Due to the lack of sustaining operations from inception, Orion is considered in the development stage and, as such, has generated no significant operating revenues and has incurred cumulative operating losses of $2455. Accordingly, Orion is dependent upon its current management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporation during this phase.

Orion's independent auditor, Barry L. Friedman, P.C., CPA, expressed, in its opinion on Orion's audited financial statements, doubt about Orion's ability to continue as a going concern. Reference is made to Note 3 to the financial statements of Orion included elsewhere in this registration statement.


Plan of Business

General

Orion intends to locate and combine with an existing, privately-held company which is profitable or, in management's view, has growth potential, irrespective of the industry in which it is engaged. However, Orion does not intend to combine with a private company that may be deemed to be an investment company subject to the Investment Company Act of 1940. A combination may be structured as a merger, consolidation, exchange of Orion's common stock for stock or assets, or any other form that will result in the combined enterprises becoming a publicly-held corporation.
                                                                               3

Pending negotiation and consummation of a combination, Orion anticipates that it will have, aside from carrying on its search for a combination partner, no business activities, and, thus, will have no source of revenue. Should Orion incur any significant liabilities prior to a combination with a private company, it may not be able to satisfy such liabilities as they are incurred.

If Orion's management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently terminated, it is foreseeable that such efforts will exhaust Orion's ability to continue to seek such combination opportunities before any successful combination can be consummated. In that event, Orion's common stock will become worthless and holders of Orion's common stock will receive a nominal distribution, if any, upon Orion's liquidation and dissolution.


Combination Suitability Standards

In its pursuit for a combination partner, Orion's management intends to consider only combination candidates that are profitable or, in management's view, have growth potential. Orion's management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any combination candidate that does not furnish Orion with audited financial statements for at least its most recent fiscal year and unaudited financial statements for interim periods subsequent to the date of such audited financial statements, or is in a position to provide such financial statements in a timely manner. In the event such a combination candidate is engaged in a high technology business, Orion may obtain reports from independent organizations of recognized standing covering the technology being developed and/or used by the candidate. Orion's limited financial resources may make the acquisition of such reports difficult or even impossible to obtain and, thus, there can be no assurance that Orion will have sufficient funds to obtain such reports when considering combination proposals or candidates. To the extent that Orion is unable to obtain the advice or reports from experts, the risks of any combined enterprise's being unsuccessful will be increased. Furthermore, to the knowledge of Orion's officers and directors, neither the candidate nor any of its directors, executive officers, principal shareholders or general partners:

(1)  will have been  convicted  of  securities  fraud,  mail  fraud,  tax fraud, embezzlement, bribery, or a similar criminal offense involving misappropriation or theft of funds, or be the subject of a pending investigation or indictment involving any of those offenses;

(2) will have been subject to a temporary or permanent injunction or restraining order arising from unlawful transactions in securities, whether as issuer, underwriter, broker, dealer, or investment advisor, may be the subject of any pending investigation or a defendant in a pending lawsuit arising from or based upon allegations of unlawful transactions in securities; or


(3) will have been a defendant in a civil action which resulted in a final judgement against it or him awarding damages or rescission based upon unlawful practices or sales of securities.

Orion's officers and directors will make these determinations by asking pertinent questions of the management and/or owners of prospective combination candidates. Such persons will also ask pertinent questions of others who may be involved in the combination negotiations or proceedings. However, Orion's
officers  and  directors   will  not  generally   take  other  steps  to  verify
independently information obtained in this manner which is favorable. Unless something comes to their attention which puts them on notice of a possible disqualification that is being concealed from them, such persons will rely on information received from the management of the prospective combination candidate and from others who may be involved in the combination proceedings.


ITEM   3

DESCRIPTION OF PROPERTY
Orion has no properties or assets of any kind.



ITEM  4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 15, 1999 with regard to the beneficial ownership of the common stock by (i) each person known to Orion to be the beneficial owner of 5% or more of its outstanding shares of common stock; (ii) by the officers and directors of Orion individually and (iii) by the officers and directors as a group.

---------------------------------------------------------------------------------------------
Name & Address of Owner           Number of Shares Owned               Percent of Outstanding
---------------------------------------------------------------------------------------------

The Business Advantage, Inc.            225,000(A)                        90%
504 Muller Lane
Minden, Nevada  89423
---------------------------------------------------------------------------------------------
Herman G. Herbig                            1,750                           1%
504 Muller Lane
Minden NV 89423
---------------------------------------------------------------------------------------------
All Directors & Officers               226,750(A)                          91%
as a Group (one person)
---------------------------------------------------------------------------------------------


(A) The Business Advantage, Inc. is owned by Herman G. Herbig and the shares owned by that corporation are included in the total indicated for all directors and officers as a group. Both that corporation and Mr. Herbig are affiliates of Orion.


ITEM   5

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Orion has only one director and officer, Herman G. Herbig, who is 45 years old. Mr. Herbig has been the President, Secretary and only director of Orion since its formation in December 1996.

Mr. Herbig has been a licensed and practicing attorney in Minden and Las Vegas, Nevada, specializing in estate planning, taxation, corporate law and probate law, since 1988. He is also an accountant. From 1991 until 1995, he was the Public Administrator for Douglas County, Nevada, an elected public official responsible for the administration of decedents' estates on behalf of the county.

Directors are elected to serve until the next annual meeting of stockholders and until their successors a have been elected and qualified. Officers are elected or appointed by the Board of Directors and serve until resignation, death, removal by the Board or until their successors are elected and qualified.

No director or officer of Orion has been the subject of any order, judgment, or decree of any court or any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of an order of state authority barring or suspending the right of such a person to be engaged in such activities or to be associated with such activities.

No director or officer of Orion has been convected in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently proceeding. No director or officer of Orion is the subject of any legal proceeding involving Orion or the performance of his duties as such director or officer.


ITEM   6

EXECUTIVE COMPENSATION

None of the officers and directors of Orion are being currently compensated or were compensated in any way for their service to Orion during the fiscal years ended December 31, 1997 and 1998.

ITEM  7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None


ITEM  8

DESCRIPTION OF SECURITIES

Orion's Articles of Incorporation authorizes the issuance of 2,500,000 shares of common stock, with a par value of $0.01 per share. There is no preferred stock authorized. Orion currently has 25 shareholders. Holders of common stock are entitled to one vote for each share owned on each matter submitted to a vote of the shareholders but do not have cumulative voting rights. Currently there are 250,000 shares of common stock issued and outstanding. Orion's Board of Directors has the legal authority to issue the remaining unissued authorized shares (2,250,000 in number), without shareholder approval, for any purpose deemed to be in the best interest of Orion.

All the shares of the common stock which are now outstanding are fully paid, validly issued and nonassessable. Holders of the common stock currently have preemptive rights to subscribe for or to purchase any additional securities issued by Orion. Upon liquidation, dissolution or winding up of Orion, the holders of common stock are entitled to share ratably in the distribution of assets after payment of debts and expenses. There are no conversion, sinking fund or redemption provisions, or similar restrictions with respect to the common stock.

Holders of the common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefor. See "Dividend Policy,"


PART   II

ITEM 1

MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Orion, upon approval of this registration statement by the SEC, will file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers ("NASD"). The OTC Electronic Bulletin Board is a network of securities dealers who buy and sell stock. The dealers are connected by a computer network which provides current information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for Orion's common stock. As of July 15, 1999 Orion had 25 stockholders. Currently only 23,250 of the 250,000 shares issued and outstanding can be freely traded. 226,750 outstanding shares are deemed to be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may be publicly resold only if registered under the Securities Act in the future or sold in accordance with an eligible exemption from registration, such as Rule 144. All of these restricted shares are owned by affiliates of Orion.

In general, under Rule 144 as currently in effect, a person (including an affiliate of Orion) who beneficially has owned restricted securities that were acquired from Orion for at least one year prior to an intended sale date is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

(a) one percent of the number of shares of common stock then outstanding; or

(b) the average weekly reported trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the SEC, provided that manner of sale and notice requirements and requirements as to the availability of current public information concerning Orion are satisfied.

Under Rule 144(k), a person who has not been an affiliate of Orion for at least three months preceding the intended sale date and who beneficially has owned restricted securities acquired from Orion for at least two years prior to the sale date, would be entitled to sell the shares without volume limitations, manner of sale provisions, or notification requirements.

Shares owned by persons who, under the Securities Act, are deemed to be affiliates of Orion are subject to volume limitations, manner of sale provisions, notification requirements, and requirements as to the availability of current public information regarding Orion, regardless of how long the shares have been owned. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

Herman G. Herbig is an affiliate of Orion because he is the only officer and director of Orion and because he owns The Business Advantage, Inc. If Mr. Herbig resigned and he and The Business Advantage, Inc. sold all of the currently restricted stock in Orion that they now own in a private transaction and, thereby, ceased to be affiliates of Orion, those shares of Orion's common stock would become freely marketable under Rule 144(k) three months thereafter. The Business Advantage, Inc. is an affiliate of Orion because it owns more than ten percent of Orion's outstanding shares and because it is owned and controlled by Mr. Herbig. To sell shares of Orion that it currently owns in the public market, it would have to comply with all of the restrictions of Rule 144.

Orion has no outstanding options and no plans under which options or similar instruments could be issued. Orion has no current plans to register any of its securities under the Securities Act of 1933 for sale by security holders. There is no current public offering of equity or debt. If the Board of Directors seeks to raise additional capital in the near future it would attempt to sell unregistered, restricted stock in a private placement. Because the current stockholders have preemptive rights, any such offering would have to be made first to them.

Orion's transfer agent is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.

DIVIDEND POLICY

Orion has never paid or declared a cash dividend on its common stock and does not intend to pay cash dividends in the foreseeable future. The payment by Orion of dividends, if any, on its common stock in the future is subject to the discretion of the Board of Directors and will depend on Orion's earnings, financial condition, capital requirements and other relevant factors.


Item   2

LEGAL PROCEEDINGS

Orion is not a party to any pending litigation nor is it aware of any threatened or potential legal proceeding.


ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE            None


ITEM   4

RECENT SALES OF UNREGISTERED SECURITIES      None

ITEM   5

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Orion's bylaws provide that Orion will indemnify its directors and officers to the full extent authorized or permitted under Nevada law. The bylaws also allow reimbursement for certain costs of legal defense.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of Orion. Orion has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and unenforceable.

PART  -  FINANCIAL STATEMENTS

EXPERTS

The audited financial statements and notes of Orion included in this registration statement have been examined by Barry L. Friedman, P.C., CPA, to the extent and for the periods indicated in the report with respect thereto, and are included in reliance upon the authority of said firm as experts in auditing and accounting.

                           ORION RESEARCH GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                                  June 30, 1999
                                December 31, 1998

INDEX TO FINANCIAL STATEMENTS


                                TABLE OF CONTENTS
                                                                      PAGE
                                                                      ----
         ACCOUNTANT'S LETTER                                          1
         BALANCE SHEET - ASSETS                                       2
         BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY         3
         STATEMENT OF OPERATIONS                                      4-5
         STATEMENT OF STOCKHOLDERS' EQUITY                            6
         STATEMENT OF CASH FLOWS                                      7-8
         NOTES TO FINANCIAL STATEMENTS                                9-13

                               Barry L. Friedman
                           Certified Public Accountant


1582 Tulita Drive                                          OFFICE (702) 361-8414
Las Vegas, NV 89123                                       FAX NO. (702) 896-0278



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors                                               August 23, 1999
Orion Research Group, Inc.
Las Vegas, Nevada

         I have audited the accompanying Balance Sheets of Orion Research Group, Inc. (A Development Stage Company), as of June 30, 1999, and December 31, 1998, and the related statements of stockholders' equity for June 30, 1999, and December 31, 1998, and statements of operation and cash flows for the three months ending June 30, 1999, and June 30, 1998, for the six months ended June 30, 1999, and June 30, 1998, and the two years ended December 31, 1998, and December 31, 1997, and the period December 5, 1996 (inception), to June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Research Group, Inc. (A Development Stage Company), as of June 30, 1999, and December 31, 1998, and the related statements of stockholders' equity for June 30, 1999, and December 31, 1998, and statements of operation and cash flows for the three months ending June 30, 1999, and June 30, 1998, for the six months ended June 30, 1999, and June 30, 1998, and the two years ended December 31, 1998, and December 31, 1997, and the period December 5, 1996 (inception), to June 30, 1999, in conformity with generally accepted accounting principles.
         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman
---------------------------
    Barry L. Friedman
    Certified Public Accountant
    1582 Tulita Drive
    Las Vegas, NV 89123
    (702) 361-8414



                           ORION RESEARCH GROUP, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS

                                                           6 Mos Ending            Year Ended
                                                           June 30,1999            Dec.31,1998
                                                           -----------------       ---------------

  CURRENT ASSETS

       CASH                                                $               0       $            45
                                                           -----------------       ---------------

       TOTAL CURRENT ASSETS                                $               0       $            45
                                                           -----------------       ---------------


  OTHER ASSETS

       ORGANIZATION COSTS (NET)                            $             846       $         1,021
                                                           -----------------       ---------------

       TOTAL OTHER ASSETS TOTAL ASSETS                     $             846       $         1,021
                                                           -----------------       ---------------


       TOTAL ASSETS                                        $             846       $         1,066
                                                           -----------------       ---------------










         See accompanying notes to financial statements and audit report



                           ORION RESEARCH GROUP, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                       6 Mos Ending          Year Ended
                                                       June 30,1999          Dec.31,1998
                                                       ----------------      ----------------

    CURRENT LIABILITIES

         Officers Advances (Note #5)                   $            800       $              0
                                                       ----------------       ----------------

    TOTAL CURRENT LIABILITIES                          $            800       $              0
                                                       ----------------       ----------------



    STOCKHOLDERS EQUITY (Note #4)

    Common stock, $.01 par value
    authorized 2,500,000 shares
    issued and outstanding at
    December 31, 1998 - 250,000 shares                                        $          2,500
    June 30, 1999 - 250,000 shares                     $          2,500

         Additional paid in Capital                                   0                      0

         Accumulated loss                                        -2,454                 -1,434

    TOTAL STOCKHOLDERS' EQUITY                         $             46       $          1,066
                                                       ----------------        ---------------

    TOTAL LIABILITIES AND
    STOCKHOLDERS EQUITY                                $            846       $          1,066
                                                       ----------------       ----------------
















         See accompanying notes to financial statements and audit report


                           ORION RESEARCH GROUP, INC.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS


                                         3 Mos Ended      3 Mos Ended      6 Mos.Ended      6 Mos.Ended
                                          June 30,         June 30,         June 30,         June 30,
                                            1999             1998             1999             1998
                                      ---------------  ----------------  --------------   -------------

REVENUE                               $             0  $            0    $            0   $           0
                                      ---------------  ----------------  --------------   -------------

EXPENSES
   General, Selling
   and Administrative                 $          845   $              0  $           845  $           0

   Amortization                                  175                175              175            175
                                      --------------   ----------------  ---------------  -------------

   Total Expenses                     $        1,020   $            175  $         1,020  $         175
                                      --------------   ----------------  ---------------  -------------

Net Profit/Loss (-)                   $       -1,020   $           -175  $        -1,020  $        -175
                                      --------------   ----------------  ---------------  -------------

Net Profit/Loss(-)
per weighted
share (Note #2)                       $        -.0040  $        -.0007   $        -.0040  $      -.0007
                                      ---------------   --------------   ---------------   ------------


Weighted average
number of common
shares outstanding                            250,000           250,000          250,000        250,000
                                      ---------------  ----------------  ---------------  -------------














         See accompanying notes to financial statements and audit report


                           ORION RESEARCH GROUP, INC.
                          (A Development Stage Company)


                       STATEMENT OF OPERATIONS (Continued)

                                                                          Dec. 5,1996
                                         Year Ended       Year Ended      (Inception)
                                        December 31,     December 31,     to June 30,
                                            1998             1997            1999
                                      --------------    --------------   -------------


REVENUE                               $            0    $            0   $           0
                                      --------------    --------------   -------------

EXPENSES
   General, Selling
   and Administrative                 $            285  $           420  $       1,550

   Amortization                                    350              350            904
                                      ----------------  ---------------  -------------

   Total Expenses                     $            635  $           770  $       2,454
                                      ----------------  ---------------  -------------

Net Profit/Loss (-)                   $           -635  $          -770  $      -2,454
                                      ----------------  ---------------  -------------

Net Profit/Loss(-)
per weighted
share (Note #2)                       $         -.0025  $        -.0031  $      -.0098
                                      ----------------   --------------  -------------


Weighted average
number of common
shares outstanding                             250,000          250,000        250,000
                                      ----------------  ---------------  -------------
















         See accompanying notes to financial statements and audit report


                           Orion Research Group, Inc.
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                        Additional         Accumu-
                                      Common             Stock            paid-in           lated
                                      Shares            Amount            Capital          Deficit
                                 -----------      ------------        -----------         ------------

Balance,
December 31, 1997                    250,000        $    2,500          $       0         $       -799

Net loss, Year Ended
December 31, 1998                                                                                 -635
                                 -----------      ------------        -----------         ------------
Balance,
December 31, 1998                    250,000        $    2,500          $       0         $     -1,434

Net Loss
January 1, 1999, to
June 30, 1999                                                                                   -1,020
                                 -----------      ------------        -----------         ------------
Balance,
June 30, 1999                        250,000        $    2,500          $       0         $     -2,454
                                 -----------      ------------        -----------         ------------
















         See accompanying notes to financial statements and audit report


                           ORION RESEARCH GROUP, INC.
                          (A Development Stage Company)


                             STATEMENT OF CASH FLOWS


                                      3 Mos Ended       3 Mos Ended       6 Mos.Ended     6 Mos.Ended
                                       June 30,          June 30,          June 30,        June 30,
                                        1999              1998              1999            1998
                                        ----              ----              ----            ----

Cash Flow from
Operating Activities
Net Loss                            $    -1,020       $       -175      $    -1,020      $      -175

Adjustment to reconcile
net loss to net cash
provided by operating
activities

Amortization                               +175               +175             +175             +175

Changes in Assets
and Liabilities

Organization Costs                            0                  0                0                0

Increase in current
Liabilities

Officers Advances                          +800                  0             +800                0
                                    -----------       ------------      -----------      -----------

Net cash used in
operating Activities                $       -45       $          0      $       -45      $         0

Cash Flows from
Investing Activities                          0                  0                0                0

Cash Flows from
Financing Activities
Issuance of Common
Stock                                         0                  0                0                0
                                    -----------       ------------      -----------      -----------

Net increase
(decrease)
in cash                             $       -45       $          0      $       -45      $         0

Cash, beginning
of period                                   +45                  0              +45                0
                                    -----------       ------------      -----------      -----------

Cash, end of period                 $         0       $          0      $         0      $         0
                                    -----------       ------------      -----------      -----------








         See accompanying notes to financial statements and audit report


                           ORION RESEARCH GROUP, INC.
                          (A Development Stage Company)


                       STATEMENT OF CASH FLOWS (CONTINUED)

                                                                         Dec. 5,1996
                                       Year Ended        Year Ended       (Inception)
                                      December 31,      December 31,      to June 30,
                                          1998              1997             1999
                                          ----              ----             ----

Cash Flow from
Operating Activities
Net Loss                            $           -635  $          -770  $        -2,454

Adjustment to reconcile
net loss to net cash
provided by operating
activities

Amortization                                    +350             +350             +904

Changes in Assets
and Liabilities

Organization Costs                                 0                0           -1,750

Increase in current
Liabilities

Officers Advances                                  0                0              800
                                    ----------------  ---------------  ---------------

Net cash used in
operating Activities                $           -285  $          -420  $        -2,500

Cash Flows from
Investing Activities                               0                0                0

Cash Flows from
Financing Activities
Issuance of Common
Stock                                              0                0           +2,500
                                    ----------------  ---------------  ---------------

Net increase
(decrease)
in cash                             $           -285  $          -420  $             0

Cash, beginning
of period                                        330              750                0
                                    ----------------  ---------------  ---------------

Cash, end of period                 $             45  $           330  $             0
                                    ----------------  ---------------  ---------------








         See accompanying notes to financial statements and audit report

                           Orion Research Group, Inc.
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS

                       June 30, 1999 and December 31, 1998


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized December 5, 1996, under the laws of the State of Nevada as Orion Research Group, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method

                  The Company records income and expenses on the accrual method.

         Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and equivalents

                  The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of June 30, 1999.

                           Orion Research Group, Inc.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       June 30, 1999 and December 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Income Taxes

                  Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

         Organization Costs

                  Costs incurred to organize the Company are being amortized on a straight-line basis over a sixty-month period.

         Loss Per Share

                  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of June 30, 1999, the Company had no dilative common stock equivalents such as stock options.


         Year End

                  The Company has selected December 31st as its year-end.

                           Orion Research Group, Inc.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       June 30, 1999 and December 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Year 2000 Disclosure

                  The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities. Since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, there are no material Year 2000 concerns.


NOTE 3 - INCOME TAXES

         There is no provision for income taxes for the period ended June 30, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998, is as follows:

                 Net operation loss carry forward          $     1,434
                 Valuation allowance                       $     1,434

                 Net deferred tax asset                    $         0


         The federal net operating loss carry forward will expire in various amounts from 2016 to 2018.

         This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

                           Orion Research Group, Inc.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       June 30, 1999 and December 31, 1998


NOTE 4 - STOCKHOLDERS' EQUITY

         Common Stock

         The authorized common stock of Orion Research Group, Inc. consists of 2,500,000 shares with a par value of $0.01 per share.

         Preferred Stock

         Orion Research Group, Inc. has no preferred stock.


         On December 27, 1996, the Company issued 250,000 shares of its $0.01 par value common stock in consideration of $ 2,500.00 in cash.

NOTE 5 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

                           Orion Research Group, Inc.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       June 30, 1999 and December 31, 1998


NOTE 6 - RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 7 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common stock.

PART III                        EXHIBITS


Exhibits, filed with this registration statement

Exhibit A        Financial Statements

Exhibit 3.1      Articles of Incorporation of Orion

Exhibit 3.2      Bylaws of Orion

Exhibit 4.1      Specimen Stock Certificate  for  Common  Shares

Exhibit 23.1     Consent of  Barry L. Friedman

Exhibit 27       Financial Data Schedule



                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, Orion has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Minden, State of Nevada, on the 31st day of July, 1999.


ORION RESEARCH GROUP, INC.


By: /s/  Herman G. Herbig                                July 31, 1999
    ---------------------
    Herman G. Herbig, President, Secretary
    and sole Director










                                                                               8